CAM BALANCED FUND, INC.

                  DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN


         1. Participation. Any stockholder of record of the Fund is eligible to participate in the Plan provided that (i) such stockholder fulfills the prerequisites for participation described below and (ii) in the case of citizens or residents of a country other than the United States, its territories, and possessions, participation would not violate local laws applicable to the Fund or the participant.

         Enrollment Procedures. Stockholders of record may join the Plan by completing and signing an Enrollment Form and returning it to _________________________________ (the "Agent").

         Common Stock held in a Securities Depository: Any beneficial owner of Common Stock registered in the name of someone other than such beneficial owner (for example, a broker or bank nominee) may participate in the dividend reinvestment portion of the Plan by making arrangements with his or her broker or bank to participate on his or her behalf through the Depository Trust Company Dividend Reinvestment Service. Brokers and nominees owning Common Stock held at Depository Trust Company may participate in the Plan through such service.


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         Enrollment Forms will be processed as promptly as practicable.
Participation in the Plan will begin after the properly completed Enrollment Form has been reviewed and accepted by the Agent.

         2. Dividend Investment Account. The Agent will establish a Dividend Investment Account (the "Account") for each stockholder participating in the Plan. The Agent will credit the Account of each participant with funds it receives from the following sources: (a) cash dividends paid on shares of the Common Stock of the Fund registered in the participant's name on the books of the Fund; (b) cash dividends paid on shares of Common Stock registered in the name of the Agent but credited to the participant's Account; and (c) voluntary cash contributions made pursuant to paragraph 4 hereof. Sources described in clauses (a) and (b) of the preceding sentence are hereinafter called "Distributions."

         3. Investment of Funds Held in Each Account. Funds credited to a participant's Account will be used to purchase shares of the Fund's Common Stock (the "Purchase"). With respect to funds derived from Distributions, the Agent will attempt, commencing on the first trading day and ending on the tenth trading day following the record date, to acquire shares in the open market at a price (including commissions) which is less than the net asset value per share most recently published by the Fund

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prior to any purchase. If and to the extent that the Agent is unable to acquire sufficient shares of the Fund's Common Stock to satisfy the Distribution at such a price, the Fund will issue to the Agent shares of the Fund's Common Stock, valued at the Net Asset Value, in the aggregate amount of the remaining value of the Distribution. All cash contributions to a participant's Account made pursuant to paragraph 4 hereof will be invested in shares of the Fund's Common Stock purchased in the open market (irrespective of Net Asset Value).

         4. Voluntary Cash Contributions. A participant may from time to time make voluntary cash contributions to his or her Account in an amount not less than $50 and not in excess of $10,000 per month to acquire additional shares of Common Stock of the Fund. In the case of any voluntary cash contribution which exceeds $10,000 in a month, the cash contribution will be returned to the participant by the Agent. The Agent will invest all voluntary cash contributions on or about the last business day of the month (the "Investment Date") provided it receives the contributions at least two business days before the last business day of the month (the "Cut-off Date"). Because interest is not paid on voluntary cash contributions, participants should make such contributions shortly before the Cut-off Date, allowing sufficient time for mail delivery. Voluntary cash contributions received after the Cut-off Date will be used to acquire additional shares of the Fund on the Investment Date of the following

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month. Following any monthly investment of voluntary cash contributions, the
Agent will send each investing participant a confirmation of such investment. Voluntary cash contributions will be returned to the participant upon written request, provided that such request is received more than two days before the Cut-off Date.

         Voluntary cash contributions may be made in the following ways:

         Check Investment. Voluntary cash contributions may be made by personal check or money order payable in U.S. dollars to: [Agent to supply information]. Voluntary cash contributions must be mailed to the Agent together with the detachable portion of a Statement of Account previously sent to the participant.

         Wire Investment. Voluntary cash contributions may be made by wire transfer to the Agent. Participants who wish to make a wire transfer should contact the Agent for instructions. Participants making wire investments may be charged fees by the commercial bank initiating the transfer and will/may be charged a fee of $______ by the Agent to process the transfer of funds. Wires should be initiated so that funds will be received by the Cut-off Date.



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         Automatic Investment from a Bank Account. Participants may make automatic monthly contributions of a specified amount (not less than $50 and not in excess of $10,000 per month) by electronic funds transfer from a pre-designated U.S. bank account.

         To initiate automatic monthly contributions, the participant must complete and sign an Automatic Investment Form and return it to the Agent together with a voided blank check for the account from which funds are to be drawn. Automatic Investment Forms may be obtained from the Agent. Forms will be processed and will become effective as promptly as practicable.

         Once automatic monthly investments are initiated, funds will be drawn from the participant's designated bank account approximately three business days preceding the Investment Date of each month, and will be invested in Common Stock on that Investment Date.

         Participants may change or terminate automatic monthly investments by completing and submitting to the Agent a new Automatic Investment Form.

         5. Adjustment of Purchase Price. The Fund will increase the price at which its shares may be issued to the Plan if the Net Asset Value is less than 95% of the fair market value of such

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shares on any Distribution payment date unless the Fund receives a legal opinion from independent counsel that the issuance of shares at Net Asset Value under the circumstances will not have a material adverse effect upon the federal income tax liability of the Fund.

         6. Determination of Purchase Price. The cost of shares and fractional shares acquired for each participant's Account in connection with a Purchase shall be determined by the average cost per share (including commissions) of the shares acquired by the Agent in connection with that Purchase. Stockholders will receive a confirmation, showing the average cost and number of shares acquired as soon as practicable after the Agent has received or purchased shares. The Agent may mingle the cash in a participant's account with similar funds of other participants of the Fund for whom it acts as Agent under the Plan.

         7. Service Charges. There is no service charge by the Agent to stockholders who participate in the Plan. However, the Fund reserves the right to amend the Plan in the future to include a service charge.

         8. Shares Held by Agent. The Agent will maintain the participant's Account and hold the shares acquired through the Plan in safekeeping.


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         9. Minimum Share Balance. Participants must own of record at least fifty shares of the Fund in order to enroll in the Plan and must maintain a balance of at least fifty shares in the Plan at all times after enrollment in order to continue to participate in the Plan.

         10. Gift/Transfer of Shares. Stockholders may transfer all or any number of shares of Common Stock held under the Plan to a Plan account for another person, whether by gift, private sale or otherwise, by mailing to the Agent a properly completed Share Transfer Form, with signature guaranteed by an eligible guarantor institution. Such institutions generally include banks, brokers, dealers, credit unions and savings associations. The transferee will automatically be enrolled in the Plan provided that the minimum 50 shares balance requirement has been met and will receive a statement showing the number of shares transferred to and held in the transferee's Plan account. Share Transfer Forms are available upon request from the Agent.

         11. Individual Retirement Accounts. Stockholders may use the Plan to establish an Individual Retirement Account (IRA) and to make contributions to the IRA or to roll over an existing IRA or other qualified plan distribution. An annual administrative fee will be charged for maintaining an IRA account. IRA assets will be liquidated to pay this fee unless the stockholder pays it

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directly.  For further information and Enrollment Forms, please contact the Agent.

         12. Reports to Participants. Each participant will receive a statement after any transaction in the participant's Plan account showing the amount invested, the purchase price, the number of shares purchased, deposited, sold, transferred or withdrawn, the total number of shares accumulated, and other information. The statement will consolidate all shares held in the Plan account with all shares of Common Stock of the Fund registered in the participant's name. Participants should retain these statements so as to be able to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

         All notices, statements and reports from the Agent will be addressed to the latest address of record. Participants should promptly notify the Agent of any change of address.

         13. Withdrawal from Plan. Stockholders may join or withdraw from the Plan at any time by giving the Agent written notice. A notice will not be effective as to subsequent Distributions unless it is received at least five days before the record date for the Distribution.


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         14. Amendments. Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan, or change the Agent, as applied to any Distribution paid subsequent to notice thereof sent to participants in the Plan at least thirty days before the record date for such Distribution.




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